Exhibit 99.1.

                               Continuation Sheet

                                    Footnotes

(1) The stockholder is Warburg Pincus Ventures, L.P. ("Ventures"). Ventures beneficially owns 6,504,854 shares of common stock ("Common Stock") of Kyphon Inc. (the "Issuer"). The sole general partner of Ventures is Warburg Pincus Partners LLC, a New York limited liability company ("WPP LLC") and a subsidiary of Warburg Pincus & Co. ("WP"). Warburg Pincus LLC (formerly E.M. Warburg Pincus & Co., LLC), a New York limited liability company ("WP LLC"), manages Ventures. By reason of the provisions of Rule 16a-1 of the Exchange Act, WPP LLC, WP and WP LLC may be deemed to be the beneficial owners of the Common Stock held by Ventures, although WPP LLC, WP and WP LLC disclaim beneficial ownership of the Common Stock except to the extent of any indirect pecuniary interest therein. Ms. Weatherman, a director of the Issuer, is a general partner of WP and a member of WP LLC. As such, Ms. Weatherman may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Exchange Act) in an indeterminate portion of the shares beneficially owned by Ventures, WP LLC, WP and WPP LLC. Ms. Weatherman disclaims beneficial ownership of such shares except to the extent of any indirect pecuniary interest therein.

(2) On June 13, 2005, Ventures distributed an aggregate of 2,021,998 shares of Common Stock to its partners.

(3)      Price not applicable.